

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0302

Mail Stop 3720

March 27, 2008

Julius Jackson
President
Millennium Group Worldwide Incorporated
2825 N. 10th St.
St. Augustine, Florida 32084

> **Re: Millennium Group Worldwide Incorporated**
> **Amendment No. 3 to Form S-1**
> **Filed February 29, 2008**
> **File No. 333-145553**

Dear Mr. Jackson:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree with any of our comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1.   We note your response to prior comment number one, and are unable to agree. Your prospectus still focuses on investment opportunities in minority communities and the African markets and your investment philosophies. However, the focus of your prospectus should be on your actual business plan. In this regard, you should expand on your application of proceeds to discuss the order and priority of your preliminary projects. For example, you indicate that the first $3 million that you raise will go to the purchase of land

in Florida and expenses. You should detail how additional proceeds will be applied. It is not clear whether you next plan to:

- Develop the Florida property?

- Invest in dialysis centers?

- Buy radio stations

- Offer mortgages?

- Sell insurance?

- Operate a coffee roasting business?

- Invest in indigenous African businesses?

as you raise additional proceeds.

2. We note your response to prior comment number two, and are unable to agree. It is not clear from your disclosure what role management will take in the operation of each of the company's proposed business ventures. The focus on the disclosure is still on investment opportunities with proceeds from the offering. Therefore, please provide us with a detailed analysis as to why you are exempt from registration as an investment company under the Investment Company Act of 1940.

3. We note your response to prior comment number five, and are unable to agree. Revise your disclosure to disclose that you will file a post-effective amendment if broker-dealers are engaged in the offering after sixty days.

Prospectus Cover Page

4. Tell us your basis for your expectation that you will raise $3 million "within 30-60 days of the date of this Prospectus."

Summary, page 4
General Management Philosophy, page 4

5. Please provide your basis for the statement that potential returns in your African businesses are higher than those in the United States.

6.   Please clarify your second bullet point under this section, by describing what you mean when saying it is in the company's best interest to "participate in the economy in general."

The Offering, page 6

7.   Under your 'Proceeds Held' section, you state that any accrued interest will be paid to the escrow agent. However, in the next section, 'Minimum Subscription,' you state that any interest will be retained by the escrow agent <u>or the Company.</u> Please reconcile.

8.   We note your response to prior comment number ten. Please confirm through corrective disclosure that the price of your offering will remain fixed at $12 for the duration of the offering unless the company files a post-effective amendment to change the offering price to another fixed price.

Risk Factors, page 7

9.   We note your response to prior comment number 14. Your risk factor captions still do not state the risk to the investor, but rather state facts or single words. For example, the caption for risk factor number eight states "Feasibility," with no further explanation or description of the risk to investors. Please revise each risk factor caption to clearly and briefly state the specific risk to investors.

10.   We note your response to prior comment number 16. Please revise your registration statement to avoid boilerplate language, such as "there can be no assurance." This type of disclosure does not provide a meaningful description of the specific risks to you and your investors.

11.   Please revise your registration statement to include a risk factor regarding your accountant's issuance of an opinion indicating doubt regarding the company's ability to continue as a going concern.

Reliance on Management, page 8

12.   Please explain what you mean by the phrase "broad-based development and management company."

Governmental Regulation and Legal Uncertainties, page 9

13.   Please revise your registration statement to include a section with detailed discussion of laws and regulations to which the company is subject. This discussion should identify the laws and regulations, and explain how they affect the company and its operations (and/or future operations).

Leverage, page 10

14.   We note your response to prior comment number 17. We note that on page F-5 you still
        show long-term liabilities of approximately $293,000. Please reconcile this with your
        statement in this risk factor that "the company has no long-term debt currently."

15.   Please explain why you have included this as a risk factor, and identify the risk it poses to
        investors.

Cyclicality, page 10

16.   Please revise this risk factor to remove language that tends to mitigate the risk posed to
        investors. For example, with the exception of the last line of this section, remove all text
        after the sentence beginning with "[S]imilarly, the automobile industry…"

Future Sales of Shares, page 11

17.   Please revise the disclosure pertaining to Rule 144 to take into account the changes to the
        rule, which went into effect on February 15, 2008 as set forth in Release No. 33-8869.

Certain Related Party Transactions, page 12

18.   Please explain where your referenced disclaimer is located. Additionally, please include
        any such disclaimer language at the beginning of this section.

19.   Please disclose the number of shares the Ronco Group has received in exchange for
        mentoring.

20.   We note your response to prior comment number 19. Please disclose any other information
        material to investors in light of the circumstances of the particular transaction. For
        example, additional disclosure should include how the company intends to finance the
        proposed joint venture from the proceeds of the offering. We note that the company has
        agreed to fund $20 million towards this transaction. Also, please describe any past
        transactions between the company and Ron Avery or the Ronco Group since the beginning
        of your last fiscal year where the amount involved exceeded $120,000. We note that the
        Ronco Group is an industrial contractor and machine builder. Explain whether the Ronco
        Group is expected to be involved in the company's business ventures, other than the Florida
        land development project.

21.   We note your response to prior comment number 20, including your identification of the
        Ronco Group as one of your lenders, on page F-8. It is not clear how these loans are related
        to the $600,000 provided by the Ronco Group to the Company in the first paragraph on
        page 12. Please clarify. Disclose the number of shares the Ronco Group received upon
        conversion of the loans. Furthermore, disclose what method of valuation was used to

> determine the conversion price per share. Provide this information for all loan transactions, in excess of $120,000, between the company and any related person.

<u>The Company, page 12</u>

22.   We note your response to prior comment number 22, with your statement that you have "limited operations." Please revise this disclosure to clarify what these "limited operations" have consisted of.

23.   We note you response to prior comment number 25, including your added disclosure on page 18. For each "project" in which you plan to invest, discuss in more detail the nature of such activities and the material events or steps required to complete such investments. Clarify whether your involvement in each project will be passive or whether you will operate the business. Also disclose the material risks, conditions or contingencies to the achievement of those events or steps and the manner of conduct of business following commencement of these initiatives. For example, we note on page 18 that you intend to offer insurance products. Discuss the steps involved (e.g. regulatory oversight and requirements) and necessary capital necessary for such a business development. Provide this information for each project.

24.   We note your statement on page 13 that your corporate structure, based in St. Augustine, Florida, will be responsible for MGW Americans, which includes "oversight of all projects and business, except those that are considered faith-based initiatives…" Please disclose where those that are considered faith-based initiatives will be based, and who will be responsible for them.

25.   We note your statements on page 13, wherein you state that you have entered into nine agreements for various projects. However, on pages four and 33, you assert you have entered into eight contracts. Please clarify.

26.   Please provide the basis for your belief, on page 15, that there is a market for your products during the next 12 to 18 months

27.   We note your organizational structure chart on page 15. Please include a discussion regarding your "Affinity Products and Direct Marketing" sector.

28.   Please provide the basis for your belief that "[i]n recent class action settlements in Federal Courts, auto dealers were charged with having exploited minorities through financing and pricing strategies." In addition, explain why your proposed venture is expected to be profitable. Identify the geographic locations of your target markets.

29.   File your agreement with J.P. Morgan Chase. Discuss the material terms of this agreement. Clarify what are the obligations of J.P. Morgan Chase and the company under the financial services agreement. Explain how the agreement ensures that the company will be able to

secure "more traditional, fixed rate financing" for minority homeowners affected by the sub-prime lending market. Explain why the company expects this venture to be profitable.

30.   We note the purchase of land if the company raises at least $3 million in this offering. Clarify what happens if the offering is only successful in raising $3 million. We note various projects listed in the development agreement (e.g. $4.4 million hotel). Explain where the money is expected to come from to finance these projects.

31.   We note your statement on page 18 that you have entered into a preliminary agreement with an existing insurance company, and that you intend to solicit letters of interest from others. Please identify the insurance company with whom you have entered into this agreement and state whether the agreement is in writing. If the agreement is in writing, file a copy as an exhibit. Furthermore, please state when you intend to begin soliciting other insurance companies.

32.   We note that you cite to certain industry information. Please provide us with marked copies of any materials that support these, and other third party statements, clearly cross-referencing a statement with the underlying factual support. Confirm for us that these documents are publicly available. To the extent that any of this information has been prepared specifically for this filing, please file a consent from the party. Examples needing support include, but are not limited to, the information contained in the OPIC News Letter and the World Bank News Letter, located on page 19.

33.   We note your statement on page 20 that "[I]n August 2006, with private sector involvement, these efforts can be expanded and even more progress can be made." Please clarify why you are referring to 2006, as you seem to be referencing future efforts and progress.

34.   We note several of your development agreements are conditioned upon monies being raised by dates that have already passed (e.g. the addendum to Exhibit 10.7). Please advise. Also, for all of your proposed projects, disclose any deadlines imposed by the underlying agreements.

35.   We note your statement at the bottom of page 21 indicating you have allocated up to $16 million from the maximum offering amount of $75 million for financial services for MGW International. However, your chart on page 32 indicates that only $12.9 million has been allocated. Please reconcile.

Additional Disclosures, page 24
Employees, page 24

36.   The first paragraph indicates you have two full-time employees, Julius Jackson, Sr. and Mary White. However, the second paragraph indicates that you have three full-time employees. Please reconcile.

Property, page 25

37.   Please disclose your current properties, including your Florida offices, referenced on page 24. See Item 102 of Regulation S-K.

Directors and Executive Officers, page 25

38.   We note your response to prior comment number 27, including your disclosure of the dates each officer and director took office. Please state the term of office for each such officer and director.

Executive Compensation, page 31

39.   We note your response to prior comment number 29. Please substantially revise your executive compensation section to comply with the requirements of Item 402 of Regulation S-K. In particular, we note that while the named executive officers have not been paid cash for prior services, you make disclosure that Julius Jackson and Mary White will receive "retroactive" compensation of $7,500 per month for the first year of development and $10,000 each per month for subsequent years. Additionally, we note you disclose in footnote 4 on page 33 that certain individuals were granted 175,000 shares. Please consider providing tabular disclosure of the expected "retroactive" paid to the named executive officers assuming the offering raises the following amounts: $3,000,000; $36,000,000; and $75,000,000. Also, explain why non-employee directors of the company will enter into employment agreements and be paid significant salaries. File the employment agreements as exhibits to the registration statement. Lastly, please identify the individuals to whom you granted 175,000 shares.

40.   We note your response to prior comment number 32. Please confirm that all the reimbursements for past expenses and "make whole" bonus amounts due your employees will not total more than $900,000 if the maximum amount of proceeds is achieved (as reflected in the chart on page 32).

41.   Please disclose more information regarding Ms. White's "change of position," which will take place once the midpoint of the offering is reached. For example, what will be Ms. White's new position? What will her duties consist of?

Security Ownership by Beneficial Owners, page 31

42.   We note your response to prior comment number 33. Please further revise your table to disclose the addresses of beneficial owners, pursuant to Item 403 of Regulation S-K.

43.   Please remove the asterisk in your table, located after "Total Directors & Officer," or direct us to the corresponding text.

44.   Mr. Jackson's beneficial ownership in the table should reflect the shares he has voting authority over in the Julius Jackson, Jr. & Family Trust.

Selected Financial Data, page 32

45.   We reissue prior comment 35. We note your reference to June 30, 2007 and September 30, 2006 and 2005 financial statements in the narrative. It appears you should revise this language since you present your financial statements as of and for the years ended December 31st.

46.   We reissue prior comment 36. We note your shareholders agreed to convert debt and accrued interest into common shares resulting in a new capitalization of the company with 6,250,000 shares. In addition, the Board of Directors offered certain individuals shares in the company totaling 175,000 in lieu of compensation for services and other benefits received by the Company. However, the new capitalization and share payment for services does not appear to be discussed in the notes to your financial statements. Please revise. In addition, please tell us in detail how you are accounting for this transaction. Refer to your basis in accounting literature.

Management's Discussion and Analysis, page 33

Liquidity and Capital Resources, page 34

47.   We note the reference to "August 2" in the second sentence of the first paragraph of this section. Please disclose the year.

48.   We note your response to prior comment number 37, including your statement that you have funded pre-development expenses primarily from borrowings from your founders and potential stockholders. Please identify the founders and potential stockholders who have loaned you the pre-development funds.

49.   We note your response to prior comment number 38. Please disclose how much money in excess of the $3 million minimum is needed from the offering for the company to begin operations and how long such operations can be sustained without revenues from operations or additional financing.

Application of Proceeds, page 35

50.   We note your statement that if sufficient funding for all projects is not received, then you will focus your efforts on construction and real estate in the United States and Africa. However, in the provided table, under the $3,000,000 Minimum, there is no money apportioned to Construction and Property in Africa (MGW International). Please revise or advise.

51.   We note your response to prior comment number 43. Please disclose whether you have any basis to believe the company will qualify for any of the programs discussed in this section.

52.   We note your response to prior comment number 46. Please identify the secondary market for which you will seek to qualify. Furthermore, please disclose how you determine the "appropriateness" of such market.

Subscription Procedure, page 40

53.   We note your response to prior comment number 51. The financial requirements disclosed for the purchaser in you 'Subscription Procedure' section are still inconsistent with the second paragraph of the Subscription Agreement filed as Appendix II. Please reconcile or advise.

Index to Exhibits

54.   We note your response to prior comment number 61. Please file, as Exhibit 21, subsidiaries of the registrant, disclosing and identifying any subsidiaries of the company. This should include, but not be limited to, Millennium Group Worldwide-Mozambique, Millennium Group Worldwide Uganda, Ltd., Millennium Group Worldwide, Pty. Ltd. and South Africa and Millennium Group Worldwide Angola. If you feel you do not need to disclose these entities, please provide a detailed explanation in your response letter explaining your reasoning.

55.   File Exhibit 10.5 in its entirety. We note that exhibit A to the agreement has not been included.

Statement of Cash Flows, page F-7

56.   We refer to your response to prior comment number 57. We note in your Plan of Operations on page 34 you state that the majority of the deficit shown was incurred during the developmental activities and that it arises from non-cash transactions involving the issuance of stock in exchange for services rendered and property contributed. Please disclose these non-cash transactions in your statement of cash flows. In addition, tell us more about these transactions and how you accounted for them.

Item 17. Undertakings, page S-1-3

57.   Please revise this section to fully comply with Item 512 of Regulation S-K. Specifically, include the undertaking provided in Item 512(a)(6).

Signatures, page S-1-4

58.   We note your response to prior comment number 66. Please revise your signature page to include Ronald Avery's signature in his capacity as the Chief Executive Officer. Furthermore, please identify who is signing in the capacity of the Principal Accounting Officer. Identify the titles of those who have signed the registration statement, but do not have their titles listed (i.e. Patricia J. Braynon, Thomas S. Kornegay, Timothy M. Lano and Mary E. White). Lastly, please include Mr. Jackson's signature in his official capacity, as President, in addition to his signature on behalf of the Company.

*   *   *   *

Please amend your Form S-1 in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they may relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Inessa Kessman, Staff Accountant, at (202) 551-3371 if you have questions regarding comments on the financial statements and related matters. Please contact Collin Webster, Staff Attorney, at (202) 551-3522 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/Larry Spirgel
Assistant Director

cc: Carl N. Duncan, Esq. (*via facsimile*)
        301.576.5193